UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of: April 2008
                        Commission File Number: 000-30827

                        CLICKSOFTWARE TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)

                            2 Rechavam Ze'evi Street
                           Givat Shmuel 54017, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                Form 20-F  |X|     Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes |_|           No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

      Attached hereto and incorporated by reference herein is the registrant's press release announcing its first quarter 2008 earnings results, issued on April 30, 2008.

The information in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Form S-8 of the Company, registration number 333-149825, filed with the Securities and Exchange Commission on March 20, 2008.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CLICKSOFTWARE TECHNOLOGIES LTD.
                                        (Registrant)


                                        By: /s/ Shmuel Arvatz
                                           -------------------------------------
                                           Name: Shmuel Arvatz
                                           Title: Executive Vice President and
                                                  Chief Financial Officer


Date: April 30, 2008

Contacts:
Shmuel Arvatz                                        Adam J. Rosen
Chief Financial Officer                              (646) 536-3865
+972-3-765-9467                                      arosen@rkequity.com
Shmuel.Arvatz@clicksoftware.com

 CLICKSOFTWARE REPORTS RECORD REVENUES FOR THE 1st QUARTER ENDED MARCH 31, 2008
--------------------------------------------------------------------------------

                    --- Revenues up 27% to $11.5 Million ---


BURLINGTON, MA, April 30, 2008 - ClickSoftware Technologies Ltd. (NasdaqCM:
CKSW), the leading provider of mobile workforce management and service optimization solutions, today announced results for the first quarter ended March 31, 2008.

For the first quarter ended March 31, 2008, total revenues were $11.5 million, with net income of $0.3 million, or $0.01 per share. This compares with revenues of $9.1 million and net income of $0.5 million, or $0.02 per share, for the same period last year, and revenues of $10.4 million and net income of $0.5 million, or $0.02 per share, for the fourth quarter of 2007. Excluding the effects of share-based compensation expenses related to the adoption of SFAS-123R, net income was $0.5 million, or $0.02 per share, for the first quarter of 2008.

Software license revenues for the first quarter of 2008 were $4.0 million, while service and maintenance revenues were $7.5 million. This compares to software license revenues of $3.7 million and service and maintenance revenues of $5.4 million for the same period last year, and $3.2 million and $7.2 million, respectively, in the fourth quarter of 2007.

Gross profit in the first quarter of 2008 was $6.9 million, or 60% of revenues, compared to $5.3 million, or 58% of revenues, in the same period last year, and $6.7 million, or 64% of revenues, in the fourth quarter of 2007.

Cash, cash equivalents and short and long-term investments in the first quarter of 2008 increased to $25.9 million from $24.7 million at the end of the fourth quarter of 2007. Net cash provided from operating activities was $1.4 million during the first quarter of 2008.

Management Commentary
"The first quarter was a solid start to what we believe will be a good year for ClickSoftware. We have delivered a record level of revenues, reflecting strong momentum in all geographies," said Dr. Moshe BenBassat, ClickSoftware's Chairman and Chief Executive Officer. "During the quarter, we were pleased to add Rogers Cable Communications, another industry leader, to our growing list of customers. We continued to make progress in our mid-market strategy, as demonstrated by the formation of a new partnership with Aspective, a Vodafone company, and through our achievement of Microsoft's Gold Certified Partner status. In addition, our prominent position in the just-published Gartner's `Magic Quadrant' report for the Field Service Management industry underscores again our leadership position. Overall, we believe we are on track to continue building our Company to the next level," he added.

Outlook
The Company reiterates the previously provided year 2008 guidance of revenue growth of approximately 20%-25% over 2007, or $48-$50 million.

Investors Conference Call
ClickSoftware will host a conference call today at 9:30 a.m. EDT to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call
(800) 762-8908 and ask for the ClickSoftware conference call. International participants, please call (480) 629-1990. The call will be available live on the internet (in listen mode only) at http://www.clicksoftware.com. A replay of this call will be available on the ClickSoftware website, or by calling (800) 406-7325 (international callers can dial (303) 590-3030), ID Code: 3865821.

About ClickSoftware
ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision-making, incorporating scheduling, mobility and location based services, ClickSoftware helps service organizations get the most out of their resources. With over 100 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The company is headquartered in Burlington, MA and Israel, with offices in Europe, and Asia Pacific.

For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, those regarding future results of operations, visibility into future periods, continued growth and rate of growth, and expectations regarding future closing of contracts and receipt of orders, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors, which may cause actual results or performance to be materially different from those projected. Achievement of these results by ClickSoftware and its subsidiaries may be affected by many factors, including among others, the following: risks and uncertainties regarding the general economic outlook; the length of or change in the Company's sales cycle; the Company's ability to close sales to potential customers in a timely manner; the Company's ability to penetrate new markets; the Company's ability to maintain or increase relationships with strategic partners; timing of revenue recognition; and the Company's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in ClickSoftware's annual report on Form 20F for the year ended December 31, 2007 and subsequent filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


Note:  Financial Schedules Attached

                         ClickSoftware Technologies Ltd.
                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)

                                                                   March 31      December 31
                                                                  -----------    -----------
                                                                      2008          2007
                                                                  -----------    -----------
                       ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                     $    12,591    $     9,054
    Short-term investments                                             12,699         15,054
    Trade receivables, net                                              8,571          6,883
    Other receivables and prepaid expenses                              1,193          1,040
                                                                  -----------    -----------
                    Total current assets                               35,054         32,031
                                                                  -----------    -----------

FIXED ASSETS
    Cost                                                                2,996          2,885
    Less - accumulated depreciation                                     1,507          1,448
                                                                  -----------    -----------
                           Total fixed
    assets                                                              1,489          1,437
                                                                  -----------    -----------

    Long-term investments                                                 640            602
   Severance pay deposits                                               1,229          1,163
                                                                  -----------    -----------

                       Total Assets                               $    38,412    $    35,233
                                                                  ===========    ===========

                       LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued expenses                         $     7,324    $     7,281
    Deferred revenues                                                   7,933          5,803
                                                                  -----------    -----------
                           Total current liabilities                   15,257         13,084
                                                                  -----------    -----------

LONG TERM LIABILITIES
    Accrued severance pay                                               2,569          2,418
    Deferred revenues - Long term                                       3,264          2,919
                                                                  -----------    -----------
                    Total long-term liabilities                         5,833          5,337
                                                                  -----------    -----------

                    Total liabilities                                  21,090         18,421
                                                                  -----------    -----------

SHAREHOLDERS' EQUITY
    Ordinary shares of NIS 0.02 par value                                 115            115
    Additional paid-in capital                                         73,973         73,803
    Accumulated deficit                                               (56,723)       (57,063)
    Treasury stock, at cost:  39,000 shares                               (43)           (43)
                                                                  -----------    -----------
                    Total shareholders' equity                         17,322         16,812
                                                                  -----------    -----------

                       Total liability and shareholders' equity   $    38,412    $    35,233
                                                                  ===========    ===========

                         ClickSoftware Technologies Ltd.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (In thousands, except share and per share amounts)

                                                                         Three Months Ended
                                                           March 31, 2008                 March 31, 2007
                                                      --------------------------   --------------------------
                                                                       % of                          % of
                                                           $         Revenues           $          Revenues
                                                      -----------   ------------   -----------   ------------
Revenues:
       Software license                               $     3,998            35%   $     3,689            41%
       Services                                             7,485            65%         5,369            59%
                                                      -----------   ------------   -----------   ------------
             Total revenues                                11,483           100%         9,058           100%
                                                      -----------   ------------   -----------   ------------
Cost of revenues:
       Software license                                       548             5%           688             8%
       Services                                             4,005            35%         3,074            34%
                                                      -----------   ------------   -----------   ------------
             Total cost of revenues                         4,553            40%         3,762            42%
                                                      -----------   ------------   -----------   ------------

Gross profit                                                6,930            60%         5,296            58%
                                                      -----------   ------------   -----------   ------------
Operating expenses:
       Research and development costs, net                  1,576            14%         1,226            14%
       Selling and Marketing expenses                       3,866            34%         2,961            33%
       General and administrative expenses                  1,191            10%           957            10%
                                                      -----------   ------------   -----------   ------------

             Total operating expenses                       6,633            58%         5,144            57%
                                                      -----------   ------------   -----------   ------------
Income from operations                                        297             3%           152             1%
Other income                                                   --            --            188             2%
Interest, net                                                 167             1%           151             2%
                                                      -----------   ------------   -----------   ------------
Net income before taxes                               $       464             4%   $       491             5%
                                                      -----------   ------------   -----------   ------------
Taxes on income                                               124             1%            35             0%
                                                      -----------   ------------   -----------   ------------
Net income                                            $       340             3%   $       456             5%
                                                      -----------   ------------   -----------   ------------

Net income per ordinary share:
Basic                                                 $      0.01                  $      0.02
                                                      -----------                  -----------
Diluted                                               $      0.01                  $      0.02
                                                      -----------                  -----------
Shares used in computing basic Net income per share    28,511,595                   28,045,210
                                                      -----------                  -----------
Shares used in computing diluted Net income per
share                                                  29,654,498                   29,584,633
                                                      -----------                  -----------

Use of Non-GAAP Financial Results
In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and the requirements of SFAS No. 123R, "Share-based Payment" ("123R"). The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation .The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

                         ClickSoftware Technologies Ltd.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (In thousands, except share and per share amounts)

                                                                   Three Months Ended
                                                          March 31, 2008           March 31, 2007
                                                   ------------------------  -------------------------
                                                                    % of                      % of
                                                        $         Revenues        $         Revenues
                                                   -----------   ----------  -----------  ------------
GAAP Net income:                                   $       340           3%  $       456           5%
Adjustment of share-based compensation within:
       Cost of Services                                     24                        20
       Research and development costs, net                  22                        16
       Selling and Marketing expenses                       47                        29
       General and administrative expenses                  71                        83
                                                   -----------  -----------  -----------  -----------
Net income excluding share-based compensation      $       504           4%  $       604           7%
                                                   -----------  -----------  -----------  -----------

GAAP Net income per ordinary share:
Basic                                              $      0.01               $      0.02
                                                   -----------               -----------
Diluted                                            $      0.01               $      0.02
                                                   -----------               -----------

Net income per ordinary share excluding
share-based compensation:
                                                   -----------               -----------
Basic                                              $      0.02               $      0.02
                                                   -----------               -----------
Diluted                                            $      0.02               $      0.02
                                                   -----------               -----------